UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

5770 Hurontario Street, Suite 310
Mississauga, Ontario, L5R 3G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 23, 2018, Concordia International Corp. (the “Corporation”) filed copies of the substantially finalized forms of (i) the credit and guaranty agreement, among the Corporation, as borrower, certain of its subsidiaries, as guarantors (the “Guarantors”), GLAS Trust Company LLC (“GLAS”), as administrative agent, and the lenders party thereto, and (ii) the indenture, among the Corporation, as issuer, the Guarantors and GLAS, as trustee, each in connection with the Corporation’s previously announced recapitalization transaction, on SEDAR at www.SEDAR.com.

In conjunction therewith, the Corporation is filing the following exhibits:

Exhibit 99.1	The credit and guaranty agreement, among the Corporation, as borrower, the Guarantors, GLAS, as administrative agent, and the lenders party thereto.

Exhibit 99.2	The indenture, among the Corporation, as issuer, the Guarantors and GLAS, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Chief Financial Officer

Date: August 23, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	The credit and guaranty agreement, among the Corporation, as borrower, the Guarantors, GLAS, as administrative agent, and the lenders party thereto.
99.2	The indenture, among the Corporation, as issuer, the Guarantors and GLAS, as trustee.